[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]






May 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention:  Sara D. Kalin, Branch Chief
            Messeret Nega,

Re: CWCapital Commercial Funding Corp. (the "Depositor") Registration Statement on Form S-3 Filed April 20, 2006 File No. 333-132103
      --------------------------------------------------------------

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated May 4, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have repeated in italics for ease of reference). References to "Registration Statement" refer to the initial filing of the Registration Statement made on February 28, 2006, references to "Am. No. 1" refer to Pre-Effective Amendment No. 1 to the Registration Statement, filed on April 20, 2006 and references to "Am. No. 2" refer to Pre-Effective Amendment No. 2 to the Registration Statement, filed on the date of this letter.


General
-------

1. We note your response to prior comment 3, but reissue it. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown and not within 15 days after a takedown.

      The Depositor intends to file legality and tax opinions, substantially similar in form to the legality and tax opinions filed with the Registration Statement, on the closing date of each issuance of securities under the Registration Statement. Such opinions will be unqualified, but will contain the standard statement (applicable to all such opinions) that enforceability is subject to bankruptcy and similar insolvency laws.


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Securities and Exchange Commission
May 17, 2006


2. While we note the text you have added in response to prior comment 8, please revise to provide the form of disclosure you would provide in response to Items 1111(c) and 1100(b), if applicable.

      The Depositor has added a table indicating the applicable disclosure that it anticipates providing in response to Items 1111(c) and 1100(b) if it includes delinquent loans in an offering. The Depositor believes that the information called for by Item 1100(b)(3) would generally be inapplicable to an offering of commercial mortgage backed securities structured as a REMIC and has therefore omitted such information from the proposed disclosure.


Prospectus Supplement
---------------------

Summary
-------

3. We note your response to prior comment 12, but reissue it. Please revise the entire summary section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussions in the document.

      The Depositor has revised the disclosure in the summary section, removing certain information that is covered in the back of the document and replacing it with cross-references where appropriate. We also note, that form of prospectus supplement includes many items that may be removed based on the characteristics of each individual offering, for example, the multiple loan groups, the floating rate class and certain parties may not all be present in a single offering. Therefore the summary for each offering will likely not include all of the information included in the form and should generally be much briefer overall.

4. It appears from your disclosure on page S-11 and S-12, that the sellers and originators are generally the same entities. Please revise to clarify and to use the terminology set forth in Regulation AB.

      The Depositor anticipates that the sellers and the originators will generally be the same entities. The disclosure in the summary section under the heading "Originator[s]" includes bracketed language indicating where the Depositor will specifically identify any originator that is not also a seller. If any originator that is not also a seller originated over 20% of the asset pool, the Depositor will provide the disclosure required by Item 1110(b) with respect to such Originator under the heading "The Sponsor[s], Mortgage Loan Seller[s] and Originator[s]" in the prospectus supplement.


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Securities and Exchange Commission
May 17, 2006


      The Depositor believes that the concept of a "mortgage loan seller" is necessary, despite such term not being mentioned specifically in Regulation AB, because the mortgage loan sellers are the parties that are responsible for curing or repurchasing a loan in the event of a breach of a representation or warranty. While the mortgage loan sellers will generally be the same parties as the originators, there may be situations where a party, unaffiliated with the originator, is acting as mortgage loan seller. In such case investors would need to know the identity of both the originator (with respect to underwriting of the related mortgage loans) and the mortgage loan seller (with respect to the representations and warranties).



Very truly yours,



Anna H. Glick









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